[LETTERHEAD OF NUWAVE TECHNOLOGIES, INC.]






                                  May 23, 2002

VIA EDGAR
---------

Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:   Request for Withdrawal of Form SB-2 (File No. 333-87154)
               --------------------------------------------------------

Gentlemen:

         Pursuant to Rule 477(a) under the Securities Act of 1933, NUWAVE Technologies, Inc., a Delaware corporation (the "Registrant") hereby applies for withdrawal of its Registration Statement on Form SB-2 (File No. 333-87154) (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission on April 29, 2002.

         The Registration Statement covered 5,238,095 shares of the Registrant's Common Stock issued and to be issued pursuant to an Equity Line of Credit Agreement, dated as of April 15, 2002, between the Registrant and Cornell Capital Partners, LP. This application for withdrawal is made because the parties have amended and restated their Equity Line of Credit Agreement, thereby changing the terms of the offer and sale of the shares thereunder. The Registrant intends to file a new registration statement with the Commission covering the shares of Common Stock issued and issuable upon the terms of the Amended and Restated Equity Line of Credit Agreement. No securities have been sold in connection with the offering described in the Registration Statement.

         Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement as soon as possible.

                                       Very truly yours,


                                       /s/ Gerald Zarin
                                       -------------------------------------
                                       Gerald Zarin
                                       President and Chief Executive Officer



cc:  Kathleen Krebs, Esq.